Correspondence

SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

June 27, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Austin Wood

Re:	Zhong Yuan Bio-Technology Holdings Ltd.
Post-Effective Amendment No. 8 to Form F-1
Filed June 27, 2022
File No. 333-235983

Dear Mr. Wood:

We represent Zhong Yuan Bio-Technology Holdings Ltd. (the “Company”) as US counsel. We are submitting herewith our proposed amendments or revisions to Post-Effective Amendment No. 7 on Form F-1 (File No. 333-235983) (the "Post-Effective Amendment"), to the Company’s Registration Statement, as declared effective by the Securities and Exchange Commission (the "Registration Statement”) on June 29, 2020, pursuant to the undertakings in Item 9.1(b) of the Registration Statement to update and supplement the information contained in the Registration Statement and the Prospectus included therein.

The purpose of this letter is to respond to the comment letter dated June 23, 2022, from the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to Post-Effective Amendment No. 7. For your convenience, the comments have been reproduced below, followed by the Company’s response. The Company is concurrently submitting Post-Effective Amendment No 8.

Post-Effective Amendment to Registration Statement on Form F-1, filed May 19, 2022

Summary, page 4

1.	We note your response to comment 1 from our most recent letter. We reissue the comment in part. With respect to you, the issuer, where you state you are not required to obtain permissions to operate or offer your ordinary shares to foreign investors, please expand to disclose the consequences to you and to your offering if you: (i) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. This disclosure should be provided within the summary section of the prospectus and be substantially similar in nature to the disclosure you have provided in the risk factor on page 22.

Response

In response to this comment, the Company has revised the summarized risk factor on page 7 of the Prospectus to read as follows

“	Based on the advice of PRC counsel, Tahota (Beijing) Law Firm, and our understanding of currently applicable PRC laws and regulations, as of the date of this Prospectus, the Company and its PRC subsidiaries (i) are not required to obtain permissions from any PRC authorities to operate or issue securities to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve their operations; and (iii) have not been denied any permissions by any PRC authorities. Furthermore, the Company is not required to obtain any pre-approval from Chinese authorities to list on a U.S. stock exchange, including the NYSE, the NYSE American or any of the NASDAQ Markets. Given the current PRC regulatory environment, it is uncertain whether the Company may be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and if such permission is required, whether it will be denied or later rescinded. As of the date of this Prospectus, neither the Company nor either of its Operating Subsidiaries has received any inquiry, notice, warning, sanction or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, if we have erroneously concluded that these permission requirements do not apply to us, or if applicable laws, regulations or interpretations change and it is determined in the future that the permission requirements become applicable to us, we may be subject to review, may face challenges in addressing these requirements and may incur substantial costs in complying with these requirements, which could result in material adverse changes in our business operations and financial position. In addition, if we are not able to fully comply with the Measures for Cybersecurity Review (2021 version) or if the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021, come into effect and are determined to be applicable to us, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless. Further, if the Company is required to obtain approval in the future and is denied permission from Chinese authorities to list on U.S. exchanges, it will not be able to list on a U.S. exchange, which would materially affect the interest of our investors. See “Risk Factors – Risks Related to the People’s Republic of China” commencing on page 21 of this Prospectus.”

If you have any questions relating to the Post-Effective Amendment, please contact Ms. Ting Ting Chang, the Company’s Chief Executive Officer, at her email address of tinachang@zybioholdings.com or Ms. Fung Ming Pang, the Company’s Chief Financial Officer, at her email address of candicepang@zybioholdings.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter

Henry F. Schlueter

C:	Zhong Yuan Bio-Technology Holdings Ltd.